# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001104659-25-001476
Filed by CIK 0001954863
Persons authorized to receive notices and communications: Gloria Montaron Estrada, Bioceres Group Limited, Highdown House, Yeoman Way, Worthing,, West Sussex, United Kingdom (X0), BN99 3HH, 54 0341 4861100; Matthew S. Poulter, 1290 Avenue of the Americas, New York, New York (NY), 10104, 12129039000

## Reporting persons
- Bioceres Group Limited (CIK 0001954863): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 70,785; shared voting power 15,426,617; sole dispositive power 70,785; shared dispositive power 12,350,538; aggregate amount beneficially owned 15,497,402 (24.7% of the class)
  Comment: Bioceres Group Limited may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC and THEO I SCSp as Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group Limited, and Bioceres Group Limited owns 96.2 percent of the outstanding equity securities of THEO I SCSp.
  
  Row 8 includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- Bioceres LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 14,989,117; sole dispositive power 0; shared dispositive power 11,913,038; aggregate amount beneficially owned 14,989,117 (23.8% of the class)
  Comment: Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group Limited. As a result, Bioceres Group Limited may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC
  
  Row 8 includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- THEO I SCSp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 437,500; sole dispositive power 0; shared dispositive power 437,500; aggregate amount beneficially owned 437,500 (0.7% of the class)
  Comment: Bioceres Group Limited owns 96.2 percent of the outstanding equity securities of THEO I SCSp. As a result, Bioceres Group Limited may be deemed to be the ultimate beneficial owner of Shares held by THEO I SCSp.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Comment: EXPLANATORY NOTE - This Amendment No. 15 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020, Amendment No. 4 filed with the SEC on August 6, 2021, Amendment No. 5 filed with the SEC on October 15, 2021, Amendment No. 6 filed with the SEC on April 5, 2022, Amendment No. 7 filed with the SEC on July 25, 2022, Amendment No. 8 filed with the SEC on November 15, 2022, Amendment No. 9 filed with the SEC on March 25, 2024, Amendment No. 10 filed with the SEC on September 20, 2024, Amendment No. 11 filed with the SEC on January 6, 2025, Amendment No. 12 filed with the SEC on March 28, 2025, Amendment No. 13 filed with the SEC on June 10, 2025 and Amendment No. 14 filed with the SEC on July 9, 2025 (the "Schedule 13D"), by Bioceres Group Limited, Bioceres LLC and Theo I SCSp (each a "Reporting Person", and herein collectively referred as the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing:
Bioceres Group Limited, which is the holder of record of 70,785 Shares (corresponding to approximately 0.1% of the Issuer's outstanding capital stock) and through its subsidiaries Bioceres LLC and Theo I SCSp, holds an additional 12,350,538 Shares (corresponding to approximately 19.7% of the Issuer's outstanding capital stock);

Bioceres LLC, which is the holder of record of 11,913,038 Shares (corresponding to approximately 19.0% of the Issuer's outstanding capital stock); and

THEO I SCSp, which is the holder of record of 437,500 Shares (corresponding to approximately 0.7% of the Issuer's outstanding capital stock).

Bioceres Group Limited is Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH;
Residence or business address:
Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle; and

THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Bioceres Group Limited is a company organized under the laws of England and Wales;

Bioceres LLC is limited liability company formed under the laws of Delaware; and

THEO I SCSp is a special limited partnership (societe en commandite speciale) incorporated in the Grand Duchy of Luxembourg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment is being filed to report a decrease in the Shares beneficially owned by the Reporting Persons, as a result of a combination of open market sales made by the Reporting Persons for settlement of certain obligations, and the enforcement of certain pledge agreements dated as of October 28, 2022, pursuant to the New York Uniform Commercial Code (the "Transactions"). As a result of the foregoing, the Shares owned by the Reporting Persons decreased from 18,561,323 to 12,421,323.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 62,848,483 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on October 30, 2024 (File No. 001-38836) (the "Issuer 20-F").

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Transactions was to fund the payment of financial obligations which were due.

As a result of the Transactions, the Shares owned by the Reporting Persons, which are not subject to the shareholders' agreement described under Item 6 of the Schedule 13D, decreased from 18,561,323 Shares to 12,421,323 Shares. In addition, 3,076,079 Shares which the Reporting Persons have the shared power to vote or to direct the vote of are subject to the shareholders' agreement described under Item 6 of the Schedule 13D. As a result of the foregoing, in the aggregate, the Reporting Persons beneficially own 15,497,402 Shares (corresponding to approximately 24.7% of the Issuer's outstanding capital stock).

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Bioceres Group Limited: Amount beneficially owned: 15,497,402 - Percentage: 24.7%

Bioceres LLC: Amount beneficially owned: 14,989,117 - Percentage: 23.8%

THEO I SCSp: Amount beneficially owned: 437,500 - Percentage: 0.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Bioceres Group Limited:
Sole power to vote or to direct the vote: 70,785
Shared power to vote or to direct the vote: 15,426,617
Sole power to dispose or to direct the disposition of: 70,785
Shared power to dispose or to direct the disposition of: 12,350,538

Bioceres LLC:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 14,989,117
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 11,913,038

THEO I SCSp
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 437,500
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 437,500
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of the Issuer's Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1* Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp.
Exhibit 99.1* Joint Filing Agreement dated March 25, 2024, by and among the Reporting Persons.

* Previously filed.

## Signatures
- Bioceres Group Limited: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Attorney-in-Fact (08/07/2025)
- Bioceres LLC: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Manager (08/07/2025)
- THEO I SCSp: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Attorney-in-Fact (08/07/2025)